Exhibit 99.1

Westport Announces GAZ Group as a Launch Partner for the WP580 Natural Gas System

~ Commercial Availability Expected in 2014 ~

VANCOUVER, May 30, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas vehicles, today announced an agreement with GAZ Group, the leader of the Russian commercial vehicles market, to design and develop spark ignited natural gas systems for a new range of GAZ Group compressed natural gas (CNG) commercial vehicles. Westport's new WP580 Engine Management System will be applied to GAZ's YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology in the multi-year development and supply agreement signed today. The first products will be introduced in commercial production in 2014.

"As the industry leader in Russia, GAZ and Westport have built a strong partnership over the last few years and we look forward to working with them to create this exciting next generation CNG product line," said Elaine Wong, Executive Vice President of Westport. "Our new WP580 Engine Management System is an excellent platform for this program and we expect we can deliver superior performance and economics for GAZ customers at a time when market interest in CNG vehicles is increasing rapidly for GAZ vehicles, in Russia and many other markets."

The WP580 Engine Management System, being introduced in Russia for the first time, is a highly configurable system that has been specifically developed for spark ignited, dedicated natural gas engine applications and can be integrated with a wide range of proprietary Westport fuel system components for flexible vehicle design and production. Its advanced combustion control technology can optimize the engine for class leading fuel economy whilst meeting existing and future emissions and onboard diagnostic requirements. Westport has also set a new benchmark with the WP580, with industry leading price performance and value.

"In the past three years, we have been selling CNG and liquefied petroleum gas (LPG) components into the light-duty market in Russia, which is a key market for Westport, and have gained market leadership," said Maurizio Grando, Managing Director of Westport's Applied Technologies business unit. "The innovative technology in the WP580 system is based on years of experience in natural gas research and development activities, and our experience in markets around the world. We are honoured to be selected by GAZ as the partner for this new generation of products."

"Westport's engineering resources and expertise, as the global leader of natural gas-fuel technologies, will allow us to ensure high reliability and safety of gas-fuelled vehicles, which is the top-priority requirement for this type of vehicles," said Bo Andersson, GAZ Group President/CEO. "GAZ Group's new line of natural gas engines will allow us to develop our methane bus and truck fleet to ensure low emissions level and fuel efficiency of cargo and passenger transportation in Russia."

Recently, the Russian government has supported the transition to using natural gas as a transportation fuel. A 2012 Global Strategic Business Report projects that the number of natural gas vehicles in Russia will almost double by 2018. According to various media articles, the Russian government is proposing incentives for up to 50% of road transport, public transport and road utility fleets to switch to natural gas. The Russian Ministry of Energy further recommended to reduce the tax rates for vehicles that use natural gas as a motor fuel, from January 1, 2014 through to 2020.

About GAZ Group
GAZ Group is the largest manufacturer of commercial vehicles in Russia. GAZ Group produces light and medium-duty commercial vehicles, buses, heavy-duty trucks, passenger cars, power trains and automotive components at its 13 plants located in 8 regions of Russia. GAZ Group leads the Russian commercial vehicles market, with 50% of the LCV segment and 65% of the bus segment. GAZ Group's main shareholder is Russian Machines machine-building holding, a part of the Basic Element business group. GAZ Group headquarters is located in Nizhny Novgorod.

http://eng.gazgroup.ru/

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc., designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for launch of the referenced GAZ Group products.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control, including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011

Natalia Anisimova
Head of PR-department
GAZ Group
Phone: +7 495 775 07 34
Email: nataliava@ruspromauto.ru

CO: Westport Innovations Inc.

CNW 08:59e 30-MAY-13